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(NEWYORKLIFE LOGO)


                                       NEW YORK LIFE INSURANCE COMPANY
                                       51 Madison Avenue
                                       New York, NY 10010
                                       Bus: 212-576-7558
                                       Fax: 212-447-0569
                                       E-mail : charles_a_whites@newyorklife.com www.newyorklife.com

                                       CHARLES A. WHITES, JR.
                                       ASSISTANT GENERAL COUNSEL

VIA EDGAR AND OVERNIGHT MAIL

April 12, 2010

Patrick F. Scott, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE:  New York Life Insurance and Annuity Corporation
     Variable Annuity Separate Account - III and
     Variable Annuity Separate Account - IV (the "Registrants")
     Form N-4 Registration Statements
     File Nos. 333-156018/811-08904 and 333-156019/811-21397

Dear Mr. Scott:

In connection with the filing of Post-Effective Amendments to the above-referenced Registration Statements on Form N-4 under the Securities Act of 1933 made on February 12, 2009, we recognize that the Registrants and their management are responsible for the accuracy and adequacy of the disclosures made in such Registration Statements. We also recognize that the Commission is not foreclosed from taking any action once the filings are declared effective; the declaration of effectiveness does not relieve the Registrants of their full responsibility to provide adequate and accurate disclosure in the filings; and the Registrants may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

The Registrants also acknowledge that the Division of Enforcement has access to all information it provides to the Staff of the Division of Investment Management in connection with the filing of the Registration Statements.

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Mr. Patrick F. Scott
April 12, 2010
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If you have any questions regarding the foregoing, please contact the undersigned at (212) 576-7558.

Very truly yours,


/s/ Charles A. Whites, Jr.

Charles A. Whites, Jr.
Assistant General Counsel